UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Ferretly International, LLC

Legal status of issuer

 Form
 Limited Liability Company

 Jurisdiction of Incorporation/Organization
 Delaware

 Date of organization
 January 3, 2019

Physical address of issuer
16 N. Washington St. Suite 102, Easton, MD 21601

Website of issuer
https://www.ferretly.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Series Seed Preferred Units

Target number of Securities to be offered
2,500

Price (or method for determining price)
$10

Target offering amount
$25,000

Oversubscriptions accepted:
 Yes
☐   No

Oversubscriptions will be allocated:
☐   Pro-rata basis
 First-come, first-served basis
☐   Other:

Maximum offering amount (if different from target offering amount)
$600,000

Deadline to reach the target offering amount
July 17, 2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$9,039	$0
Cash & Cash Equivalents	$2,358	$0
Accounts Receivable	$6,681	$0
Short-term Debt	$17,057	$0
Long-term Debt	$0	$0
Revenues/Sales	$20,465	$0
Cost of Goods Sold	$3,237	$0
Taxes Paid	$0	$0
Net Income	$(33,818)	$0

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
April 10, 2020

Ferretly International, LLC



Up to $600,000 of Preferred Units

Ferretly International, LLC (“Ferretly”, the "Company," "we," "us", or "our"), is offering up to $600,000 worth of Series Seed Preferred Units of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by July 17, 2020. The Company is making concurrent offerings under both Regulation CF (the “Offering”) and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $200,000 under the Combined Offerings (the "Closing Amount") by July 17, 2020, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by July 10, 2020 will be permitted to increase their subscription amount at any time on or before July 17, 2020 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after July 17, 2020. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $600,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to July 17, 2020, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the “SEC”) does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are

based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30, 2021.

Once posted, the annual report may be found on the Company's website at https://www.ferretly.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/ferretly

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management

concerning terms and conditions of the Offering, the Company or any other relevant matters, and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient of this Form C should conduct independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Ferretly International, LLC is a Delaware Limited Liability Company, formed on January 3, 2019.

The Company is located at 16 N. Washington St. Suite 102, Easton, MD 21601. The Company does not currently have any full-time employees. If has, however, seven individuals covered as 1099 independent contractors, four of which are in Maryland, one in Virginia, and two in the Ukraine

The Company's website is https://www.ferretly.com/.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/ferretly and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Preferred Units being offered	$25,000
Maximum amount of Preferred Units	$600,000
Purchase price per Security	$10
Minimum investment amount per investor	$1,000
Offering deadline	July 17, 2020
Use of proceeds	See the description of the use of proceeds on page 13 hereof.
Voting Rights	See the description of the voting rights on pages 15 and 17-19.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The reviewing CPA has included a "going concern" note in the reviewed financials. Specifically, the Company has limited revenue producing activity and has sustained losses since Inception. The Company relies on member contributions for working capital and to expand operations and has only recently commenced operations. These above matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations through additional investments from existing members, including $50,000 in funds committed to by the managing member, and a proposed Regulation Crowdfunding round of financing. If it cannot raise additional short-term capital, we may consume all of the cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm the business, financial condition and operating results.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The Social Media Background Screening market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The actual or perceived failure of the Company's products to successfully screen the social media presence of candidates could harm the Company's reputation and adversely impact its business, results of operations, and financial condition. The Company's products are designed to identify employees and candidates that have exhibited undesirable behavior online and reduce the threat to a "toxic hire." Ferretly's products may fail to detect or prevent such faulty hires for any number of reasons. Even where the Company's products perform as intended, the performance of the products can be negatively impacted by its failure to enhance, expand, or update its network and products; improper deployment or configuration of products; and many other factors.

Changes in laws and regulations related to the internet, perceptions toward the use of social media and changes in internet infrastructure itself may diminish the demand for the Ferretly platform or products and could adversely affect its business and results of operations. The success of the business depends upon the continued use of internet and social media networks. Federal, state, or foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the internet as a commercial medium. In addition, government agencies or private organizations have imposed and may impose additional taxes, fees or other charges for accessing the internet, generally. These laws, taxes, fees or charges could limit the use of the internet or decrease

the demand for internet-based solutions. Additionally, the public's increasing concerns about privacy and the use of social media may negatively affect the use or popularity of social media networks, and, in turn, adversely affect Ferretly's business. For example, negative publicity surrounding particular forums of social media may have an adverse effect on customers' and prospective customers' perceived value of Ferretly's solution and willingness to purchase subscriptions or expand such subscriptions to more users or additional departments across their organizations. Similarly, enhanced scrutiny may lead to an increase in regulation of social media, which in turn could change the data or the manner in which data is shared by social media networks to social media management providers and other developers. Any change to the data we receive from social media networks or other third parties may negatively affect the functionality of its platform and products.

The Company's Board does not keep meeting minutes from its board meetings. Though the Company is a Delaware LLC and Delaware does not legally require its LLCs to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These recordkeeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

The Company has indicated that it is required to obtain certain licenses and permits in order to operate, but SeedInvest has not reviewed such licenses and permits. In particular, the Company's U.S. operations are subject to numerous laws that regulate privacy, data security and the use of consumer information. Certain of these laws provide for civil and criminal penalties for the unauthorized release of, or access to, this protected information. The laws and regulations that affect U.S. business include, but are not limited to, the FCRA. FCRA applies to consumer credit reporting agencies, as well as data furnishers and users of consumer reports. FCRA promotes the accuracy, fairness and privacy of information in the files of consumer reporting agencies that engage in the practice of assembling or evaluating information relating to consumers for certain specified purposes. FCRA limits what information may be reported by consumer reporting agencies, limits the distribution and use of consumer reports, establishes consumer rights to access and dispute their own credit files, requires consumer reporting agencies to make available to consumers a free annual credit report and imposes many other requirements on consumer reporting agencies, data furnishers and users of consumer report information. Violation of FCRA can result in civil and criminal penalties. The law contains an attorney fee shifting provision to provide an incentive to consumers to bring individual or class action lawsuits against a consumer reporting agency for violations of FCRA. Regulatory enforcement of FCRA is under the purview of the FTC, the CFPB and state attorneys general, acting alone or in concert with one another.

Prior to the offering, the Company conducted operations through the banking accounts of an affiliated party. Although the Company has since opened a corporate account, and has confirmed its intent to conduct future operations through this business account, the prior lack of a corporate account may subject the Company to certain risks, and may indicate poor corporate governance or accounting oversight. Specifically, there is a risk that it may be more difficult to ascertain the accuracy and transparency of the Company's past accounting for prior operations, as well as the financial statements and models on which the Company is relying. This could have negative consequences on the Company's operations including mismanagement of finances or cash flow.

Not all of the founders or key employees are currently working full time for the Company. As a result, certain of the Company's employees, officers, directors or consultants may not devote all of their time to the business, and may from time to time serve as employees, officers, directors, and consultants of other companies. These other companies may have interests in conflict with the Company.

The Company's cash position is relatively weak. The Company currently had only $2,358 in cash balances as of December 31, 2019. The Company believes that it is able to continue extracting cash from sales to extend its runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

Risks Related to the Securities

The Series Seed Preferred Units will not be freely tradable until one year from the initial purchase date. Although the Series Seed Preferred Units may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this

investment. There is not now and likely will not be a public market for the Series Seed Preferred Units. Because the Series Seed Preferred Units have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series Seed Preferred Units have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Series Seed Preferred Units may also adversely affect the price that you might be able to obtain for the Series Seed Preferred Units in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the shares of preferred units may be subject to dilution. Non-Major Purchasers (as defined below) of preferred units do not have preemptive rights. If the Company conducts subsequent offerings of preferred units or Securities convertible into preferred units, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other unit issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, Purchasers may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred units.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

BUSINESS

Description of the Business

Ferretly is a powerful yet simple web platform that leverages AI to analyze a subject's public social media posts efficiently. By using Ferretly, organizations of any size can reduce risks to their brand, employees, and bottom line.

According to a 2018 CareerBuilder Survey, 70% of US-based employers use social media to screen candidates during the hiring process. And according to research conducted by Kellogg School of Management at Northwestern University, avoiding toxic hires can save companies, on average, $12,800 in turnover costs. And yet, there has been no efficient, unbiased and consistent way to perform these types of background screens until now. Ferretly makes this process fast, accurate, and effortless and, most importantly, consistent by providing an FCRA compliant report and full-featured application to manage the entire screening process.

After 18 months of research and development, millions of posts and images analyzed, and thousands of background checks, we have arrived at one of the most innovative platforms on the market for smarter hiring. This application truly illustrates how big data and AI can come together in an extremely intuitive and useful way to help organizations mitigate risk.

In the first six months since product launch, we have secured several major background screening companies as clients, including a company that provides social media screening for dozens of Division 1 Universities for athletic recruiting and scholarships. Over 130 clients across the US have signed up online, with more than 55% purchasing one or more background search credits. We are attracting a new class of customers in the mid-market as well as companies switching from competitor platforms at a rapid pace. As we enhance our feature-set and build out our sales and marketing organization, we anticipate a move into the enterprise with larger deal sizes that will make Ferretly the number one provider in this new and fast-growing industry.

Litigation

None

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses

The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 12.5% of the proceeds, or $25,000, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 9.1% of the proceeds, or $55,000, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Marketing	30%	30%	25%
Inside Sales	30%	30%	25%
R&D	25%	25%	20%
G&A	15%	15%	10%
Enterprise sales	0%	0%	20%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Darrin Lipscomb	CEO	• *Ferretly, Founder and CEO (Jan 2019 - present*: Responsible for overall company and strategic direction, business operations and executive management including R&D, sales and marketing activities, investor relations and administrative functions. • *Hypersight, CEO (Sept. 2017 - present):* Responsible for overall company and strategic direction, business operations and executive management including R&D, sales and marketing activities, investor relations and administrative functions. • *Hitachi Insight Group, CTO Public Safety and Smart Cities (Sept. 2014-Aug. 2017)*: Set product direction, perform pre-sales activities, work with partner team to identify strategic partnerships.
Craig Eddy	CTO	• Ferretly, CTO (June 2019 - Present): Primary responsibilities include overall product architecture, product specifications and engineering and product performance and maintenance. • Embark Development, Chief Developer (Aug. 2013 - Present): Responsible for state department application development and software engineering.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:
As of December 31, 2019, the Company has authorized 10,000 member units, comprised of 75 Class A Units, 30 Class B Units, and 9,895 Class C Units. Class A Units have all rights of the members as well as voting rights. Class B Units have all rights of the members except voting rights and are to be granted to employees of the Company as a long-term incentive. Class C Units have all rights of the members except voting rights and are reserved for issuance from time to time to investors for the purpose of raising additional capital for the Company. Class C Units have liquidation preferences over the other two classes.

As of December 31, 2019, 75 Class A Units and 15 Class B Units are issued and outstanding. Profits and losses shall be allocated to the Members pro-rata according to ownership percentages. During the period ended December 31, 2019, the Company received $25,800 in contributed capital from a member.

The Company has the following debt outstanding: None

Ownership
A majority of the Company is owned by two people. Those persons are Darrin Lipscomb and Craig Eddy.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Darrin Lipscomb	290,000 Class A	80%
Craig Eddy	50,000 Class B	20%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Ferretly International, LLC is a Delaware limited liability company formed on January 3, 2019 ("Inception"). The financial statements of Ferretly International, LLC (which may be referred to as the "Ferretly", "Company", "we," "us", or "our") included herein are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company is located in Easton, Maryland.

Ferretly is a background screening application for organizations of all sizes to reduce risk in their hiring processes by identifying those candidates that have exhibited harassment, prejudice, violence, or other questionable activities through their public social media history.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $2,358 in cash on hand as of December 31, 2019 which will be augmented by the Offering proceeds and used to execute our business strategy. The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $4,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years: None.

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Series Seed Preferred Units Investment Agreement.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $200,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Company is offering the Series Seed Preferred Units to accredited investors on substantially same terms as investors in the Regulation Crowdfunding Offering.

However, investors who invest $50,000 or greater in the Regulation D offering will be considered "Major Purchasers," and will be entitled to some additional rights relating to their investment, including:
● greater information and inspection rights
● if there is a next financing, they will receive the more favorable rights, if any, of Major Purchasers in the next financing

- a right of first refusal for the transfer of Class A Voting Units and Class B Nonvoting units by a key holder, if the Company does not exercise that right.

Classes of securities of the Company

Class A Voting Units

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to those for the Series Seed Preferred Units

Rights and Preferences
None

Class B Nonvoting Units

Dividend Rights
Yes

Voting Rights
No

Right to Receive Liquidation Distributions
Yes, junior to those for the Series Seed Preferred Units

Rights and Preferences
None

Previously Issued Preferred Units
Not applicable}

Series Seed Preferred Units

Dividend Rights
Holders of Series Seed Preferred Units are entitled to receive dividends pari passu with holders of Class A Voting Units and Class B Nonvoting units, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its units and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
The Series Seed Preferred Units generally do not have voting rights. However, so long as at least 25% of the original number of Series Seed Preferred Units is outstanding, specific matters submitted to a vote of the unitholders require the approval of a majority of the holders of Series Seed Preferred Units voting as a separate class. These matters include any vote to:

- alter the rights, powers or privileges of the Series Seed Preferred Units set forth in the restated operating agreement, as then in effect, in a way that adversely affects the Series Seed Preferred Units;
- increase or decrease the authorized number of shares of any class or series of capital stock (other than Class B Nonvoting Units);
- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the operating agreement, as then in effect, that are senior to or on a parity with any series of preferred units;
- redeem or repurchase any shares of Class A Voting Units and Class B Nonvoting units or preferred units (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

- declare or pay any dividend or otherwise make a distribution to holders of preferred units or Class A Voting Units and Class B Nonvoting units;

- liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Series Seed Preferred Units.

The Series Seed Preferred holders, together with holders of Class A Voting Units and Class B Nonvoting units, may designate one person to serve on the Company's board of directors who is not (i) an employee or a holder of Class A Voting Units and Class B Nonvoting units of the Company, (ii) a family member or personal friend of an employee or a holder of Class A Voting Units and Class B Nonvoting units of the Company, or (iii) an employee of a person controlled by an employee or a holder of Class A Voting Units and Class B Nonvoting units of the Company, as described in the operating agreement.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, the remaining assets of the Company shall be distributed in the following priority:

        A.   first, to the payment and discharge of, or reservation for, all of the Company's debts and liabilities and the expenses of dissolution and winding up, in the order or priority as provided by law;

        B.   second, to the payment to a reserve fund for contingent liabilities;

        C.   third, to the Series Seed Preferred holders in proportion to and to the extent of the such Holder's original capital contribution, plus any distributions or dividends declared but unpaid thereon;

        B.   fourth, to the Company's unit holders in proportion to their respective Capital Contributions until such unit holders have received aggregate distribution in an amount equal to the unit holder's original capital contributions;

        C.   fifth, to the unit holders in proportion to their respective percentage interests.

Rights under the Series Seed Preferred Units Investment Agreement
Under the Series Seed Preferred Units Investment Agreement (the "Investment Agreement"), investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the Investment Agreement, as summarized below. If the next financing the Company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series Seed Preferred Units will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the Investment Agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the Major Purchaser concept is used in such financing). If there is right a first refusal for the transfer of Class A Voting Units and Class B Nonvoting units by a key holder, and the Company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's Class A Voting Units and Class B Nonvoting units.

Holders of Series Seed Preferred Units are subject to a drag-along provision as set forth in the Investment Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's Class A Voting Units and Class B Nonvoting units then outstanding, and (ii) the holders of a majority Class A Voting Units and Class B Nonvoting units that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

What it means to be a minority holder
As an investor in Series Seed Preferred Units of the Company, your rights will be more limited than the rights of the holders of Class A Voting Units and Class B Nonvoting units who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to Class A Voting Units or Class B Nonvoting units of the Company, investors in this offering will hold minority

interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Even once the Series Seed Preferred Units converts into preferred or Class A Voting Units or Class B Nonvoting equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a units offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into units.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships.

Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms
The Company does not have the right to repurchase the Series Seed Preferred Units.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
During the period ended December 31, 2019, the Company received $25,800 in contributed capital from a member.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Darrin Lipscomb, the CEO of Ferretly, also owns an LLC entity called Hypersight. Hypersight is no longer active with the exception of a single government customer. Hypersight sold its other contracts off to a Canadian company that Darrin Lipscomb has minority stake in. These funds were subsequently used to fund Ferretly.

OTHER INFORMATION

Bad Actor Disclosure
None

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Series Seed Preferred Units. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of Class A Voting Units and Class B Nonvoting units. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on

hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Darrin Lipscomb
_____
(Signature)

Darrin Lipscomb
_____
(Name)

principal executive officer, principal financial officer, principal accounting officer and Managing Member
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Darrin Lipscomb
_____
(Signature)

Darrin Lipscomb
_____
(Name)

principal executive officer, principal financial officer, principal accounting officer and Managing Member
_____
(Title)

4/10/20
_____
(Date)

/s/Craig Eddy
_____
(Signature)

Craig Eddy
_____
(Name)

Managing Member
_____
(Title)

4/10/20
_____
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.
2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

FERRETLY INTERNATIONAL, LLC

FINANCIAL STATEMENTS
(unaudited)

As of and for the period from Inception through December 31, 2019

Together with
Independent Accountants' Review Report



FERRETLY INTERNATIONAL, LLC
Index to Financial Statements
(Unaudited)

dbb mckennon

Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Manager and Members of
Ferretly International, LLC
Easton, Maryland

Report on the Financial Statements

We have reviewed the accompanying financial statements of Ferretly International, LLC (the "Company") (a Delaware limited liability company), which comprise the balance sheet as December 31, 2019, and the related statements of operations and members' deficit, and of cash flows for the period from January 3, 2019 ("Inception") to December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1 to the financial statements, the Company is newly formed and has experienced operational losses since Inception. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

dbbMckennon

Newport Beach, California
February 4, 2020

1

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 **P:** 949.200.3280 **F:** 949.200.3281 www.dbbmckennon.com

Santa Monica   Newport Beach   San Diego

FERRETLY INTERNATIONAL, LLC
BALANCE SHEET
(Unaudited)

		December 31, 2019
Assets		
Current assets -		
Cash	$	2,358
Accounts receivable		6,681
Total current assets		9,039
Total assets	$	9,039
Liabilities and Members' Deficit		
Current liabilities -		
Accounts payable	$	3,440
Accrued liabilities		4,825
Deferred revenue		8,792
Total current liabilities		17,057
Total liabilities		17,057
Commitments and contingencies (Note 3)		-
Members' deficit		(8,018)
Total members' deficit		(8,018)
Total liabilities and members' deficit	$	9,039

See accompanying notes to the financial statements and independent accountants' review report.

2

FERRETLY INTERNATIONAL, LLC
STATEMENT OF OPERATIONS AND MEMBERS' DEFICIT
(Unaudited)

	Period Ended December 31, 2019
Revenues	$ 20,465
Cost of revenues	3,237
Gross profit	17,228
Operating Expenses	
General and administrative	15,591
Sales and marketing	12,389
Research and development	23,066
Total operating expenses	51,046
Net loss	$ (33,818)
Beginning members' deficit	-
Contributed capital	25,800
Ending members' deficit	$ (8,018)

See accompanying notes to the financial statements and independent accountants' review report.

3

FERRETLY INTERNATIONAL, LLC
STATEMENT OF CASH FLOWS
(Unaudited)

		Period Ended December 31, 2019
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(33,818)
Changes in operating assets and liabilities:		
Accounts receivable		(6,681)
Accounts payable		3,440
Accrued liabilities		4,825
Deferred revenue		8,792
Net cash used in operating activities		(23,442)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from contributed capital		25,800
Net cash provided by financing activities		25,800
Change in cash and cash equivalents		2,358
Cash and cash equivalents, inception		-
Cash and cash equivalents, end of period	$	2,358
Supplemental disclosures of cash flow information:		
Cash paid for interest	$	-
Cash paid for income taxes	$	-

See accompanying notes to the financial statements and independent accountants' review report.

4

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Ferretly International, LLC is a Delaware limited liability company formed on January 3, 2019 ("Inception"). The financial statements of Ferretly International, LLC (which may be referred to as the "Ferretly", "Company", "we," "us", or "our") included herein are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company is located in Easton, Maryland.

Ferretly is a background screening application for organizations of all sizes to reduce risk in their hiring processes by identifying those candidates that have exhibited harassment, prejudice, violence, or other questionable activities through their public social media history.

Management Plans
The Company has limited revenue producing activity and has sustained losses since Inception. The Company relies on member contributions for working capital and to expand operations and has only recently commenced operations. These above matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations through additional investments from existing members, including $50,000 in funds committed to by the managing member, and a proposed Regulation Crowdfunding round of financing. If we cannot raise additional short-term capital, we may consume all of our cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability.

There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

See the accompanying independent accountants' review report.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2019. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include accounts receivable and payable and accrued liabilities. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties
The Company has a limited operating history and has generated limited revenues from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, technological changes, government policy changes, credit risk, negative press, delays in development or competition from similar technology companies. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable
Accounts receivable are recorded at the invoiced amount and are non-interest-bearing. The Company maintains an allowance for doubtful accounts to reserve for potential uncollectible receivables. No allowance for doubtful accounts was deemed necessary as of December 31, 2019.

Internal Use Software
We incur software development costs to develop software programs to be used solely to meet our internal needs and cloud-based applications used to deliver our services. In accordance with Accounting Standards Codification ("ASC") 350-40, Internal-Use Software, we capitalize development costs related to these software applications once the preliminary project stage is complete and it is probable that the project will be completed, the software will be used to perform the function intended, and the value will be recoverable. Reengineering costs, minor modifications and enhancements that do not significantly improve the overall functionality of the software are expensed as incurred. We have not capitalized any such costs to date.

Revenue Recognition
Revenue is measured based on a consideration specified in a contract with a customer. The Company recognize revenues from the sale of credits for social media background checks when it satisfies the performance obligation by transferring control over the service to the customer. This is generally when the customer receives the background check report.

Payment for purchased credits is generally received at the point of sale, although certain enterprise customers are afforded extended payment terms. Amounts received or owed for credits purchased but not utilized are deferred until the performance obligation is complete (the customer runs the background check). As of December 31, 2019, $8,792 was included as deferred revenue in the accompanying balance sheet related to credits sold for which the background check had not yet been run.

Advertising
The Company expenses the cost of advertising and promotions as incurred. Advertising expense was $12,389 for the period ended December 31, 2019.

Research and Development
We incur research and development costs during the process of researching and developing our technologies and future offerings. Our research and development costs consist primarily of contractor costs for the development and advancement of our internal use software. We expense these costs as incurred until the future benefit of the product and/or offerings can be assured.

Income Taxes
The Company is a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company may pay minimum state franchise taxes at reduced rates. The Company has not yet filed a tax return and accordingly, is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

Cash - The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

Accounts Receivable and Sales – As of December 31, 2019, two customers accounted for 100% of accounts receivable. For the period ended December 31, 2019, one customer accounted for 39% of sales. Management believes that the loss of this customer would have a material impact on the Company's financial position, results of operations, and cash flows.

NOTE 3 – COMMITMENTS AND CONTIGENCIES

The Company is not currently involved with, and does not know of any, pending or threatened litigation against the Company or any of its officers.

NOTE 4 – MEMBERS' DEFICIT

As of December 31, 2019, the Company has authorized 10,000 member units, comprised of 75 Class A Units, 30 Class B Units, and 9,895 Class C Units. Class A Units have all rights of the members as well as voting rights. Class B Units have all rights of the members except voting rights and are to be granted to employees of the Company as a long-term incentive. Class C Units have all rights of the members except voting rights and are reserved for issuance from time to time to investors for the purpose of raising additional capital for the Company. Class C Units have liquidation preferences over the other two classes. As of December 31, 2019, 75 Class A Units and 15 Class B Units are issued and outstanding. Profits and losses shall be allocated to the Members pro-rata according to ownership percentages.

During the period ended December 31, 2019, the Company received $25,800 in contributed capital from a member.

NOTE 5 – SUBSEQUENT EVENTS

In January 2020, the managing member contributed an additional $5,000 to the Company.

The Company has evaluated subsequent events that occurred after December 31, 2019 through February 4, 2020, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements, other than those noted above.

EXHIBIT C
PDF of SI Website

ferretly
www.ferretly.com
Ferret out the Risk.
AI Powered Social Media Background Screening
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This presentation contains offering materials prepared solely by Ferretly without the
subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking
relating to, among other things, the company, its business plan and strategy, and its
management's current views with respect to future events based information currently
and uncertainties that could cause the company's actual results to differ materially.
undue reliance on these forward-looking statements as they are meant for illustrative
represent guarantees of future results, levels of activity, performance, or achievements,
Moreover, no person nor any other person or entity assumes responsibility for the
forward-looking statements, and is under no duty to update any such statements to

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Invest in Ferretly

Hire smarter with AI-Powered Social Media Screening

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$1,000 Minimum

Preferred Equity Security Type

INVEST

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Ferretly is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Ferretly without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

- Achieved customer traction in the first nine months from product launch with over 200 online signups with over 50% paid
- Seven reseller deals from background screening companies in Atlanta, Florida, New York, New Jersey, Massachusetts, Ohio, Los Angeles, and Washington State
- Selected for HR Techology's 2019 Pitchfest, designed to recognize innovation and contributions to the future of HR tech space
- Analyzed over 1 million posts, with over 13,000 flags; average turnaround times for comprehensive reports under 1 hour
- Founders are industry veterans with prior software and consulting companies and successful exits

Fundraise Highlights

- Total Round Size: US $600,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Preferred Equity
- Target Minimum Raise Amount: US $200,000
- Offering Type: Side by Side Offering

Ferretly is a powerful yet simple web platform that leverages AI to analyze a subject's public social media posts efficiently. By using Ferretly, organizations of any size can reduce risks to their brand, employees, and bottom line.

According to a 2018 CareerBuilder Survey, 70% of US-based employers use social media to screen candidates during the hiring process. And according to research conducted by Kellogg School of Management at Northwestern University, avoiding toxic hires can save companies, on average, $12,800 in turnover costs. And yet, there has been no efficient, unbiased and consistent way to perform these types of background screens until now. Ferretly makes this process fast, accurate, and effortless and, most importantly, consistent by providing an FCRA compliant report and full-featured application to manage the entire screening process.

PROFILE MENU

Highlights

Overview

The Team

Term Sheet

Market Landscape

Data Room

FAQs

SeedInvest

After 18 months of research and development, millions of posts and images analyzed, and thousands of background checks, we have arrived at one of the most innovative platforms on the market for smarter hiring. This application truly illustrates how big data and AI can come together in an extremely intuitive and useful way to help organizations mitigate risk.

In the first six months since product launch, we have secured several major background screening companies as clients, including a company that provides social media screening for dozens of Division 1 Universities for athletic recruiting and scholarships. Over 130 clients across the US have signed up online, with more than 55% purchasing one or more background search credits. We are attracting a new class of customers in the mid-market as well as companies switching from competitor platforms at a rapid pace. As we enhance our feature-set and build out our sales and marketing organization, we anticipate a move into the enterprise with larger deal sizes that will make Ferretly the number one provider in this new and fast-growing industry.

Gallery



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Ferretly Social Media Background Screening

Public Overview Video.

The Team

Founders and Officers



Darrin Lipscomb
CEO

Darrin Lipscomb is a 30-year veteran in the technology industry including launching several software and consulting startups with successful exits. His companies provided unique, forward-thinking solutions focused primarily on Fortune 500 companies and government organizations at the federal and state level. Prior to launching Ferretly, a powerfully simple application that incorporates AI to mitigate employment risk, Darrin was the Global CTO for Public Safety and Smart Cities division of Hitachi Data Systems that was formed from the acquisition of his company he founded called Avrio Group in 2014 which provided city-wide IoT sensors and a platform for geospatial modeling. Darrin has published numerous articles on smart cities, open source intelligence, and employee risk management. Mr. Lipscomb obtained his (M.S.) Master of Science degree in Systems Engineering from Virginia Tech with emphasis on decision support, system dynamics, and statistical modeling.





Craig Eddy
CTO

Craig Eddy has 30 years of experience in software engineering, development and management working for software startups and Federal Government contractors. He currently leads Ferretly's long-term technology vision and is responsible for the overall software architecture and engineering. Prior to joining Ferretly, Craig was the chief architect at Empact Development where he managed the development of the Foreign Assistance Coordination and Tracking System (FACTS Info) for the US State Department. Craig was also cofounder for a CRM software startup and worked with Darrin for 10 years including after the acquisition of his company by Remedy. Craig has a B.S. in Electrical Engineering from Virginia Tech. Craig has published numerous books and articles on database and web development.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $600,000
Minimum investment:	US $1,000
Target Minimum:	US $200,000

Key Terms

Security Type:	Preferred Equity

Additional Terms

Closing conditions:	While Ferretly has set an overall target minimum of US $200,000 for the round, Ferretly must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Ferretly's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

If Minimum Amount Is
Raised



- marketing
- inside sales
- R&D
- G&A

If Maximum Amount Is
Raised



- marketing
- inside sales
- enterprise sales
- R&D
- G&A

Market Landscape



Background Check Services in US Market 2016-2019

The global background screening market is expected to grow almost 50% between 2016 and 2025 to a US$ 5.46 Billion industry according to researchandmarkets.com. In the US alone there are on average 4 applicants for every job opening and an estimated 68 Million hires per year. And according to the Society for Human Resource Managers (SHRM) employers are showing increasing interest in screening candidates' online presence.

There are currently 4 providers of social media background check services in the United States: FAMA, Social Intelligence, Social Discovery and Ferretly. FAMA is a competitor that also leverages AI as part of their solution. However FAMA does not offer a self-service capability and can only guarantee a minimum of 24 hour turnaround. Social Intelligence and Social Discovery offer a completely manual, aka, analyst provided service with turnaround times often exceeding 48 hours. Because Ferretly offers self-service capability we can provide 1 hour turnaround times using our platform directly.

Ferretly combines both machine learning as well as natural language processing. So not only do we analyze the text of the posts across a broad spectrum of risk classifications, we also analyze the images for violence, racy and drug and alcohol. Ferretly also combines sentiment analysis to provide insight into the candidate's emotional state over time.

An analyst for one of our background screening partners recently stated. "The platform is extremely simple and intuitive and your reports blow away the competition including FAMA and Social Intelligence."

Ferretly makes money from online signups and purchase of social media search credits. We also sell this as a service to background screening companies who in turn resell this to their customers. We also offer enterprise subscriptions (Q1 2020) that includes continuous screening.

Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors") Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

Data Room

Join the Conversation

Be the first to post a comment or question about Ferretly.

For compliance purposes, founders conducting Reg CF offerings are prohibited from posting contact information on their Discussion Boards. Posts including e-mail addresses or phone numbers will be removed immediately. If you would like to connect with an investor directly please notify your dedicated campaign manager on SeedInvest's Venture Growth team.

Say something here...	POST

Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter

Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Ferretly

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Ferretly. Once Ferretly accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Ferretly in exchange for your securities. At that point, you will be a proud owner in Ferretly.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Ferretly has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?
You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.
In certain circumstances a company may terminate its ongoing reporting requirement if:
1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?
Currently there is no market or liquidity for these securities. Right now Ferretly does not plan to list these securities on a national exchange or another secondary market. At some point Ferretly may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Ferretly either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?
This is Ferretly's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Ferretly's Form C. The Form C includes important details about Ferretly's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?
For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?
If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D
Investor Deck



ferretly

Ferret out the Risk.

AI Powered Social Media Background Screening

www.ferretly.com



ferretly

Problem

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- **Making a bad hire is expensive** – as much as $240K when factoring indirect costs according to SHRM

- **No easy way exists** to quickly and thoroughly scan a candidate's social media posts

- **Companies lack policies** regarding social media screening which can put them at odds with FCRA/EEOC



ferretly

LEAD

Harvard Research Proves Toxic Employees Destroy Your Culture and Your Bottom Line

Nothing destroys a culture faster than feelings of danger and mistrust. Leaders who wait to contain toxic damage risk losing everything



By Marissa Levin *Founder and CEO, Successful Culture* @marissalevin

GETTY IMAGES





Why Your Toxic Employee
Could Be Costing You Millions

By Nate Regier
Thursday, March 23, 2017


ferretly

Solution

A web platform where users can add their candidates and run a social media background check in minutes.

EFFICIENT

CONSISTENT

THOROUGH



ferretly

Market Validation

68 Million

TOTAL US HIRES PER YEAR

70%

COMPANIES REVIEW CANDIDATE'S SOCIAL MEDIA*

57%

COMPANIES FOUND SOMETHING THAT PREVENTED THEM FROM HIRING*

* Based on 2018 CareerBuilder Survey of 7000 companies

ferretly

Keep It Clean: Social Media Screenings Gain in Popularity

By Saige Driver, Staff | October 7, 2018 02:23 pm EST

f 0 0 in 0 0 0 MORE

What you post on social media could have serious repercussions on your professional life. It could cost you your current job or job opportunities in the future.



Myspace
Vimeo
Viber
Skype
YouTube
Vine
LinkedIn
Tumblr
Facebook
Instagram
Twitter
Google+

Credit: Twin Design/Shutterstock

According to a 2018 CareerBuilder survey, 70 percent of employers use social media to screen candidates during the hiring process, and about 43 percent of employers use social media to check on current employees.

Managers look at social media accounts for an array of reasons, but many employers want to make sure a candidate will be a good fit with their company.

"Because we tend to view our personal social media accounts as being 'personal,' there's a good chance that by viewing someone's profile, you'll get a glimpse into their personality beyond the resume," said DeeAnn Sims, founder of SPBX.



ferretly

Market Size

$5.46 Billion

GLOBAL BACKGROUND
SCREENING MARKET SIZE

$3.2 Billion

US BACKGROUND
SCREENING MARKET SIZE

$550M

SOCIAL MEDIA GLOBAL
SCREENING MARKET

*Researchandmarkets.com. Social Media Screening global market estimated at approximately 10% addressable

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Use/Cases

- HR Prescreening/Post Employment Scans

- Investigations including private investigators and public safety

- Insurance Fraud Investigations such as worker comp claims

- College and Professional Sports Recruiting

- Government/Visas and Clearances

- Employee Social Media Monitoring



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Product

ADD SUBJECTS → RUN CHECK → GET INSIGHT





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John Smithson
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Throckmorton Sc
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You are about to run one or more background check(s) on the selected subjects. To confirm, please read the disclaimer below and check the box if you agree, then click "Run Now". Ferretly will begin the process and notify you when it's complete.
I have read and agree with the following:
I understand that I am responsible for compliance with the Fair Credit Reporting Act (FCRA), as well as any applicable state and local consumer reporting laws.
(a) I am requesting this Consumer Report from Ferretly for a permissible purpose as defined by FCRA §604 and applicable state and local law; and certify that the Consumer Report shall be used for no other purpose.
(b) I have established policies and procedures and have provided the information and certifications required by FCRA §607(a) and applicable state and local law including identifying the nature of the my business, and I certify that I have a permissible purpose(s) for obtaining this Consumer Report, and agree that such Consumer Report shall be used for no other purpose. In the event that this Consumer Report is being obtained for employment purposes, I agree that I shall provide the certifications required
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Copyright © 2018-2019. All Rights Reserved. Ferretly International, LLC.

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Dashboard
Throckmorton Scribblemonger
POST INSIGHTS
Throckmorton Scribblemonger
186
Very Bad
1 Hate Speech
0 Insults and Bullying
1 Narcotics
6 Obscene Language
1 Political Extremism
1 Self-Harm
0 Threat of Violence
2 Toxic Language
1 Drug-related Images
1 Explicit/Racy Images
1 Violent Images (gore)
2 Keywords
SENTIMENT OVER TIME
SENTIMENT MAKEUP
37
Total
14
12
11
ALL FLAGGED POSTS
Throckmorton Scribblemonger
In Arkansas for work. This place is a dump and the people here are all stupid republicans.
3 years ago
Leslie is a total bitch!



ferretly

Technology

- Combines Machine Learning with Natural Language Processing
- 7 years of public posts including both text and images analyzed
- Allows for user feedback to improve training and accuracy of AI
- Highly scalable, stateless architecture that runs on Microsoft Azure Cloud, leverages low-cost Digital Ocean Droplets for post extraction
- Provides image redaction capability, Meme analysis and sentiment analysis
- Full REST API for ease of integrations to ATS and others



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Search subjects and posts
JR Smithson
Settings
Default
Save
Risk Classifiers and Custom Keywords
Hate Speech
Insults and Bullying
Narcotics
Obscene Language
Political Extremism
Self-Harm
Threat of Violence
Toxic Language
Drug-related Images
Explicit/Racy Images
Violent Images
Custom Keywords
Enter Keywords or Phrases in Box Below
Volunteer
Donate
Donation
+ Tag
General Settings
Email the Background Report upon Completion to:
Show archived subjects
Report Settings
Include negative sentiment posts on the background report
Include positive sentiment posts on the background report
Include flagged posts and images on background report
Hide logos on reports
Show help pages on background report
Include hyperlinks in reports

ferretly

Business Model

- Capture mid-market and scale to enterprise

- Simple packages/online signup – Self Service Capability via purchase of background search credits ($29/credit)

- Enterprise Subscriptions for Employee Continuous Screening (blocks of 100 subjects for $39/subject/year)

- Leverage Channel (CRA's/Background Screeners)

- B2B enterprise sales via vertical industry focus

 ferretly

Competitive Analysis

	FAMA	Social Intelligence	Ferretly
Artificial Intelligence	√		√
1 Hour Turnaround			√
Self-Service			√
Sentiment Analysis		√	√
Meme Analysis		√	√
Image Redaction	√	√	√
Web/News Search	√	√	√
Pricing	$45/Report	$35/Report	$29/Report

ferretly

Competitive Advantages

- Automated post extraction – fastest in the industry
- Report turnaround on average 30 minutes
- Broad set of AI classifiers (bullying, self-harm, violence...)
- Incorporates sentiment analysis and scoring
- Online signup, no onboarding, credit card payments
- Ease of use and self-service ability

What Customers are Saying



We switched from FAMA after doing an online trial of Ferretly and never looked back

Steve - CEO Background Screening Company in Atlanta



The platform is extremely simple and intuitive and the reports blow away the competition

Christie – Operations Manager Background Screening Company in New York



We are making Ferretly an integral part of our screening portfolio

Mike – CEO Background Screening Company in Ohio



ferretly

Key Stats

1 Million
POSTS AND IMAGES ANALYZED

135
CUSTOMER SIGNUPS SINCE LAUNCH

7,500
RISK FACTORS IDENTIFIED

72
PAYING CUSTOMERS SINCE LAUNCH

ferretly

Milestones

- ✓ June 17,2019 Product Launch - MVP
- ✓ 100 Customers by end of year 1 (6 months 2019)
- $1Mil annualized Revenue in 12 months (full year 2020)*
- $3Mil in Revenue by end of year 2 (full year 2021)*

*These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

ferretly

Investment

- Will fund channel and direct B2B regional business development, inside sales and marketing

- R&D, support and administrative positions

- Development of Continuous Screening, Multi-language support for Global Corporations (Q1 2020)

Use of Proceeds



R&D 20%

G&A 10%

Enterprise Sales 20%

Marketing 25%

Inside Sales 25%

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About the Founders



Darrin Lipscomb
Chief Executive Officer

Darrin Lipscomb is a 30-year veteran in the technology industry including launching several software and consulting startups with successful exits. His companies provided unique, forward-thinking solutions focused primarily on Fortune 500 companies and government organizations at the federal and state level. Prior to launching Ferretly, a powerfully simple application that incorporates AI to mitigate employment risk, Darrin was the Global CTO for Public Safety and Smart Cities division of Hitachi Data Systems that was formed from the acquisition of his company he founded called Avrio Group in 2014 which provided city-wide IoT sensors and a platform for geospatial modeling. Darrin has published numerous articles on smart cities, open source intelligence, and employee risk management. Mr. Lipscomb obtained his (M.S.) Master of Science degree in Systems Engineering from Virginia Tech with emphasis on decision support, system dynamics, and statistical modeling.



Craig Eddy
Chief Technology Officer

Craig Eddy has 30 years of experience in software engineering, development and management working for software startups and Federal Government contractors. He currently leads Ferretly's long-term technology vision and is responsible for the overall software architecture and engineering. Prior to joining Ferretly, Craig was the chief architect at Empact Development where he managed the development of the Foreign Assistance Coordination and Tracking System (FACTS Info) for the US State Department. Craig was also cofounder for a CRM software startup and worked with Darrin for 10 years including after the acquisition of his company by Remedy. Craig has a B.S. in Electrical Engineering from Virginia Tech. Craig has published numerous books and articles on database and web development.

EXHIBIT E

Video Transcript

EXHIBIT E – Video Transcript

Introducing Ferretly! The world's first social media background screening platform that leverages artificial intelligence to analyze your candidate's online content. With Ferretly, you can limit your employment risk by weeding out employees and candidates that have exhibited undesirable behavior. We analyzed the post content as well as images and can deliver a legally defensible background report in minutes. You can choose to have Ferretly flag posts across 12 distinct classifications including toxic and obscene language, political extremism, self-harm and drug and alcohol related images, among others.

Our machine learning algorithms make this process effortless. Find your subject and easily locate their social media profiles. When you are ready, run the background check and within a few minutes, you will have a comprehensive report. You can review your candidates flagged posts, images, and even their videos without ever leaving Ferretly. Ferret out the risks of your next hire. Get Ferretly today. It's free to sign up at www.ferretly.com

Ferretly Corporate Video
Link: https://www.youtube.com/watch?v=RBtTpspv5u0&feature=emb_title

Darrin Lipscomb (DL): We built Ferretly to mitigate employment risk. To give Companies the ability to thoroughly analyze a candidate's online posts and that includes flagging for toxic and extreme behavior, and our creative use of artificial intelligence is really what allows us to achieve this goal.

[Text on screen: Ferretly uses AI to analyze the social media of someone your company wants to hire. It can take a human being several hours to do a background check like this. Our software does it in minutes.]

DL: There are over 2 million assaults reported in the workplace every year in the United States. And this is measured in the hundreds of billions of dollars of lost productivity, and more importantly hundreds of lives lost due to workplace violence. We want to play a role in reducing this risk for organizations and their employees.

DL: We are the only platform on the market which allows our customers to perform the social media background track themselves. Our artificial intelligence does all the heavy lifting for them, and typically this occurs within 30 minutes.

Craig Eddy: Somebody with no experience at all can use our application to generate a background check, background screens, literally self-service that.

DL: the first time they sign up, they get a tutorial on the basics. Once there, its a single click of a button, they can run a background check.

CE: we're working on keeping that focus on making it usable for a random person if I come along and just start needing to use it right away.

DL: that's literally less than a minute to sign up, takes a couple minutes to add a subject and let the AI do it's work. In about 30 minutes, once we get through the whole process, you get an email when it's done, come back and you can look at the results. interviews and traditional background checks aren't sufficient. HR and corporate security has the responsibility of ensuring employee safety and was apparently we allow companies to Simply hire smarter.

[Text on screen: Protect your Company by Hiring smarter. Ferretly.]